

Mail Stop 4628

October 6, 2015

Via E-mail
Dr. Brian Gilvary
Chief Financial Officer
BP p.l.c.
1 St James's Square
London SW1Y 4PD
United Kingdom

   Re: BP p.l.c.
     Form 20-F for Fiscal Year Ended December 31, 2014
     Filed March 3, 2015
     File No. 001-06262

Dear Dr. Gilvary:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Ethan Horowitz

          Ethan Horowitz
          Branch Chief
          Office of Natural Resources